SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31384; 812-13961]

SSgA Funds Management, Inc., et al.; Notice of Application

December 18, 2014

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: SSgA Funds Management, Inc. ("SSgA FM") and SPDR Series Trust, SPDR Index

Shares Funds, SSgA Master Trust and SSgA Active Trust (each, a "Trust," and collectively, the

"Trusts," and together with SSgA FM, "Applicants").

Filing Dates: The application was filed on September 16, 2011, and amended on March 13,

2012, August 18, 2014 and December 12, 2014. Applicants have agreed to file an amendment

during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving Applicants with a copy of the request, personally or by

mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 12, 2015,

and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Joshua A. Weinberg, Esq., State Street Global Advisors, State Street Financial Center, One Lincoln Street, Boston, MA 02111.

For Further Information Contact: Mark N. Zaruba, Senior Counsel, at (202) 551-6878, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is organized as a business trust under the laws of the Commonwealth of Massachusetts and registered under the Act as an open-end management investment company. Each Trust will offer multiple series (each a "Fund"),[1] some of which currently operate, or may in the future operate, as exchange-traded funds.[2] SSgA FM, a Massachusetts corporation, is a

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[1]   Currently, certain series of SSgA Active Trust are part of a Master-Feeder Structure as Feeder Funds investing in corresponding Master Funds that are series of SSgA Master Trust. A "Master-Feeder Structure" involves a "Feeder Fund" investing in a corresponding "Master Fund."

[2]   Applicants also request relief with respect to future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by SSgA FM or an entity controlling, controlled by, or under common control with SSgA FM (collectively, the "Adviser") or its successors; (b) uses the multi-manager structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of the application (included in the term "Funds"). Every entity that currently intends to rely on the requested order is named

wholly-owned subsidiary of State Street Corporation. SSgA FM is, and any other Adviser will

be, registered as an investment adviser under the Investment Advisers Act of 1940 (the

"Advisers Act"). SSgA FM serves as the investment adviser to each of the Funds pursuant to a

separate investment advisory agreement (each, an "Investment Advisory Agreement" and

collectively, the "Investment Advisory Agreements") with the relevant Trust. Each Investment

Advisory Agreement was approved by the Trust's board of trustees (the "Board"),[3] including a

majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the

Act (for any Board, the "Independent Trustees"), and by the initial shareholder of each Fund in

the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

2.   Under the terms of each Investment Advisory Agreement, the Adviser, subject to

the oversight of the Board, manages the investment operations and determines the composition

of the portfolio of each Fund, including the purchase, retention and disposition of the securities

and other instruments held by the Fund. For its services to each Fund, the Adviser receives an

investment advisory fee from that Fund as specified in the applicable Investment Advisory

Agreement computed as a percentage of the Fund's average daily net assets. Each Investment

Advisory Agreement also permits the Adviser, subject to the approval of the Board, including a

majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by

applicable law), to delegate portfolio management responsibilities of all or a portion of a Fund to

one or more subadvisers ("Sub-Advisers"). The Adviser has entered into subadvisory

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as an Applicant. For purposes of the requested order, "successor" is limited to an entity or entities that
result from a reorganization into another jurisdiction or a change in the type of business organization. If
the name of any Fund contains the name of a Sub-Adviser (as defined below), the name of the Adviser, or
a trademark or trade name that is owned or licensed by the Adviser, will precede the name of the Sub-
Adviser.

[3]   The term "Board" also includes the board of trustees or directors of a future Fund, if different.

agreements ("Sub-Advisory Agreements") with various Sub-Advisers to provide investment advisory services to certain Funds.[4] Each Sub-Adviser is, and each future Sub-Adviser will be, an "investment adviser" as defined in section 2(a)(20) of the Act as well as registered with the Commission as an investment adviser under the Advisers Act or exempt from such registration. The Adviser will evaluate and recommend Sub-Advisers to the Board and will monitor and evaluate each Sub-Adviser's investment programs, performance and compliance. The Adviser will recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.   The Adviser currently compensates each Sub-Adviser out of the fee paid by a Fund to the Adviser under the Investment Advisory Agreement. However, Applicants note that future arrangements with one or more Sub-Advisers may be implemented whereby a Fund will be responsible for paying subadvisory fees directly to the Sub-Adviser.

3.   Applicants request an order ("Order") to permit the Adviser, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund, any Feeder Fund, or the Adviser, other than by reason of serving as a Sub-Adviser to a Fund ("Affiliated Sub-Adviser").

4.   Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid by the Adviser or a Fund to each Sub-Adviser. Applicants seek an order to permit each Fund to disclose (as a dollar amount and a percentage of a Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other

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[4]   Currently, Nuveen Asset Management LLC, GSO/Blackstone Debt Funds Management LLC, and Massachusetts Financial Services Company serve as Sub-Advisers to certain Funds.

than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

5. The Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired for any Fund, that Fund will send its shareholders[5] either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[6] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1. Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting

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[5]   If the Fund utilizing the Manager of Managers Structure is a Master Fund, for purposes of the Modified Notice and Access Procedures, 'shareholders' include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[6]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2. Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4. Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Funds, and may preclude the Fund from acting promptly when the Board and the Adviser believe that a change would benefit a Fund and its shareholders. Applicants note that the Investment Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7. Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[7]

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[7] Applicants will only comply with conditions 12, 13, 14 and 15 with respect to those series that rely on the relief that would allow them to provide Aggregate Fee Disclosure. Each Trust will comply

1.   Before a Fund may rely on the Order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Funds investing in such Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Fund's shares to the public.

2.   Each Fund that relies on the Order, and in the case of Master Fund relying on the Order, each Feeder Fund investing in such Master Fund, will disclose in its prospectus the existence, substance, and effect of any Order granted pursuant to the application. Each Fund relying on the Order (and any such Feeder Fund) will hold itself out to the public as utilizing the Manager of Managers Structure. Each prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.   Funds will inform shareholders, and if the Fund relying on the Order is a Master Fund, shareholders of any Feeder Funds of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

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with condition 13 if any series of the respective Trust provides Aggregate Fee Disclosure in its registration statement.

5. At all times, at least a majority of the Board will be Independent Trustees and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6. Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of such Fund and its shareholders, and if the Fund relying on the Order is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.

7. The Adviser will provide general management services to each Fund relying on the Order, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval by the Board, will: (i) set the Fund's overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Adviser or investment advice to all or a portion of the Fund's assets; (iii) allocate and, when appropriate, reallocate the Fund's assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers' performance; and (v) implement procedures reasonably designed to ensure that Sub-Adviser(s) comply with the relevant Fund's investment objectives, policies and restrictions.

8. (a) No trustee or officer of a Fund relying on the Order or a Controlling Feeder Fund or director or officer of the Adviser will own, directly or indirectly, any interest in a Sub-Adviser and (b) no trustee or officer of an Affiliated Feeder Fund will own, directly or indirectly, any interest in a Sub-Adviser of the corresponding Master Fund; provided, however, that the

foregoing limitations shall not apply to: (x) interests owned through a pooled investment vehicle that is not controlled by such person; (y) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser; or, (z) solely with respect to clause (a) above, ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser.[8]

9.   Whenever the Board approves a Sub-Advisory Agreement for a Fund, the Board, including a majority of the Independent Trustees, will make a separate finding that such approval is being made free of any influence from any other Fund or Feeder Fund or its respective trustees and officers. The finding required by this condition will be documented in the minutes of the meeting of the Board, together with the trustees' basis for the finding.

10.   Any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement for a Fund relying on the Order that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund's shareholders for approval.

11.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the Order, the requested Order will expire on the effective date of that rule.

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[8]   For purposes of this condition, (i) a "Controlling Feeder Fund" is a Feeder Fund investing in a Master Fund relying on the Order that controls such Master Fund, within the meaning of section 2(a)(9) of the Act; and (ii) an "Affiliated Feeder Fund" is a Feeder Fund investing in a Master Fund relying on the Order that is either (a) in the same "group of investment companies" (within the meaning of section 12(d)(1)(G)(ii) of the Act) as any Fund; (b) an affiliated person (within the meaning of section 2(a)(3) of the Act) or an affiliated person of such an affiliated person of any Fund or of the Adviser; or (c) advised by the Adviser.

12.   Each Fund relying on the Order and any Feeder Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, has been and will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

14.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis for each Fund relying on the Order. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

15.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

          For the Commission, by the Division of Investment Management, under delegated authority.

                              Kevin M. O'Neill
                              Deputy Secretary